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                            [LOGO CANADA NEWSWIRE]

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     News release via Canada NewsWire, Toronto 416-863-9350


                                                               [CERTICOM LOGO]


          Attention Business/Technology Editors:
          Certicom Partners with Systor AG to Enable Secure Mobile Computing Services for Swiss & European Financial Services Sector

          Industry-Leading ECC Technology Utilized in First European Securities-Compliant Wireless Solution for Pocket PC and Palm Handheld Computers

     HAYWARD, CA, May 10/CNW/ -- Certicom (Nasdaq: CERT & TSE: CIC), a leading provider of m-commerce security, and Systor AG, the leading Swiss general contractor for information technology solutions for the financial market, today announced that Systor is utilizing Certicom's encryption technology to provide the first securities-compliant mobile computing solution for European financial institutions. Systor is using Certicom's high-powered elliptic curve cryptography (ECC) in its SEMOS (Secure Mobile Solution) service for Pocket PC, palm-size and handheld computers in order to provide financial services agents secure connectivity to critical data anytime, anywhere.

     "The SEMOS mobile computing solution is breaking traditional barriers of restricting sensitive information within the office walls of an institution, thereby increasing productivity of the workforce. The primary goal of the SEMOS solution is to enhance data protection for standard Windows CE devices like the new Pocket PC by Microsoft," said Hans Howald, Member of the Systor Group Executive Board. "Certicom's encryption is state-of-the-art and meets even the most stringent requirements of private banks in Switzerland."

     With SEMOS, Systor offers a comprehensive and proven solution for secure, mobile computing which allows agents and consultants in the financial services sector to access the most current corporate information anytime, anywhere. SEMOS is based on popular Windows CE devices equipped with comprehensive Microsoft Office applications as well as a calendar, to do list, address management and e-mail tools.

     The SEMOS solution utilizes Certicom's powerful ECC technology to deliver strong encryption for sensitive customer data. The data from MS Office and other applications is transparently encrypted and stored on a flash card and then decrypted for reading. Developed for a broad range of computing platforms and maximum interoperability, Certicom's technology enables strong, high performance security for many pieces of the computing infrastructure.

     "Systor's innovative new mobile computing solution, SEMOS, is helping to facilitate the adoption of handheld devices by the financial services sector, even among the most conservative institutions in Switzerland" said Rick Dalmazzi, president and CEO for Certicom. "The addition of our trusted, full strength security will help financial organizations to successfully implement an enterprise-wide wireless mobile computing solution while being assured that critical and sensitive data will not be compromised."

     About Systor AG

     Systor Ltd. is one of the largest vendor-neutral IT general contractors in Europe geared primarily to the needs of the financial services market. As a result of Systor's merger with the German Schumann Group, Systor now has more than 1900 employees spread over 10 locations in Switzerland, Germany, Great Britain and the USA. Systor's offering includes business-oriented IT consulting, tried-and-tested solutions and comprehensive services from a single source. The combination of business know-how, IT expertise and


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knowledge of the industry is complemented by Systor's unique implementation skills. For more information, visit Systor's Web site at http://www.systor.com.

     About Certicom

     Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m- commerce. Major computing and communications companies, such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom provides a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

     Certicom is a registered trademark of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

     Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m- commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

      For further information: Lorraine Kauffman, Public Relations, Certicom Corp., (510) 780-5417, lkauffman(at)certicom.com; Bettina Cohen, Corporate Communications & PR, Systor AG, +41 1 405 3224, Bettina.cohen(at)systor.com; Jessica Johannes, Lutchansky Communications for Certicom, (408) 938-9050 x 15, jessica(at)lcomm.com/